                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                        FOR THE MONTH OF AUGUST, 1998


                                  TRINITY BIOTECH PLC
                   (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



                                   IDA BUSINESS PARK,

                                         BRAY,

                                CO. WICKLOW,  IRELAND

                       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICERS)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


GENERAL

Trinity Biotech plc ("Trinity" or the "Company") develops, manufactures and markets diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 90 different diagnostic tests in 65 countries.

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992 Trinity completed an initial public offering in the United States in which it raised net proceeds in excess of L.2.8 million. In October 1993, Trinity took a controlling interest in DDI and in October 1994 merged Trinity's wholly-owned subsidiary into DDI so that DDI became a wholly owned subsidiary of Trinity. DDI was the surviving entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994 Trinity acquired the remaining 50% of FHC which its subsidiary TBI did not own. In 1995 Trinity raised net proceeds of $7 million as a result of a private placement of the Company's shares. In February 1997 Trinity acquired all the outstanding share capital of Clark Laboratories Inc., ("Clark"), based in Jamestown, New York. In June 1997, Trinity signed an agreement to purchase Centocor UK Holdings Limited ("Centocor"), a company based in Guildford in the U.K. Centocor was a 100%
subsidiary of Centocor, Inc., a U.S. biotechnology company.    In July 1998,
Trinity purchased the Microzyme product line for hormones and drugs of abuse tests from from Diatech Inc, a Boston based diagnostics company. The group financial statements include the attributable results of TBI and of its subsidiary FHC, which is engaged in marketing pregnancy tests to the over the counter market, and the results of Clark and Trinity Biotech UK Ltd (formerly Centocor UK Ltd) for the six months ended June 30, 1998.

The following discussion should be read in conjunction with the unaudited condensed interim Financial Statements and notes thereto. The financial statements have been prepared in accordance with Irish generally accepted accounting principals, which conform in all material respects to US GAAP except as indicated in the notes to the condensed Financial Statements.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

Trinity's consolidated revenues for the six month period ended June 30, 1998 were $11,036,000 an increase of $3,815,000 compared to consolidated revenues of $7,221,000 for the six months ended June 30, 1997. Included in product sales for the six month period ended June 30, 1998 are sales of pregnancy tests in the amount of $4,081,000 compared to sales of $3,277,000 for these tests during the same period last year. This is due to the timing of shipments to the Company's main pregnancy test customer. Of the pregnancy tests sold by Trinity, approximately 85% was attributable to revenues of Trinity Biotech Inc. from sales to Warner-Lambert and 15% were pregnancy tests sold by Trinity to the professional markets.

Revenues for the six month period ended June 30, 1998 derived from the sale of the Company's other products were $6,955,000 compared to $4,020,000 for the six month period ended June 30, 1997. This increase in other product revenues is due to the inclusion of the revenues of Centocor UK for the six months ended June 30, 1998 together with the continuing expansion of sales of the Group's rapid and laboratory test portfolio . Revenues from Centocor amounted to $1,367,000 while revenues from Trinity's other products amounted to $9,669,000. This includes revenues of $4,435,000 attributable to the operations of Clark Laboratories which was acquired in 1997. Management expects that revenues of all Trinity's product lines will continue to increase due to further regulatory approvals, increased sales from our existing distribution network due to the acquisition of Clark and Centocor UK last year and the recent product line acquisition from Diatech Inc.

Trinity also had interest and other income of $53,000 for the six month period ended June 30, 1998 compared to $118,000 the same period the year before.

The gross margin from product sales for the six month period ended June 30, 1998 was 33% compared to 30% for the six month period ended June 30, 1997. This increase is due to the increase in sales of the company's higher margin tests. The gross margin on the sale of pregnancy tests to Warner Lambert was 15% and the margin on other products was 43%.

Administrative expenses for the six month period ended June 30, 1998 amounted to $1,285,000 compared to $1,236,000 for the six month period ended June 30, 1997. The reason for the small increase in administrative expenses is the inclusion of the administrative expenses of Centocor UK for the first three months of 1998 prior to the closure of the UK facility. Included in administrative expenses is an amount of $79,000, which represents royalties payable on sales of the Company's pregnancy tests following the signing of a Licence Agreement in 1996. Under US GAAP this amount would be classified under "Cost of Sales". Research and development expenditure increased to $1,273,000 from $694,000 during the period. The increase is due partly to an increase in resources allocated to research and development in Dublin and Jamestown and also the fact that the research and development figure for the first 6 months of 1997 was net of grants received of $190,000.

The net profit for the six month period ended June 30, 1998 was $1,004,000 compared to a net profit of $470,000 for the same period last year. In addition, management expects that anticipated increases in revenues, control of overheads and savings in overheads as a result of the rationalisation of the costs of the new companies within the group, will result in further improvements during 1998. However, there can be no assurance that Trinity can increase the level of sales or reduce the level of overheads necessary to sustain profitability.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 1998 Trinity's consolidated cash and cash equivalents were $1,099,000. This compares to cash and cash equivalents of $2,827,000 at December 31, 1997. This decrease has been caused primarily by the cost of the licencing of 5 cancer markers from Centocor Inc in quarter 1 amounting to $1,000,000, the purchase of fixed assets relating to the Company's new Irish facility and the repayment of some of the company's bank borrowings. These outflows were ofset to some extent by additional bank borrowings. In addition an increase in inventories and accounts receivable offset to some extent by a decrease in accounts payable has resulted in a net cash outflow from operating activities. The combination of these factors has resulted in net cash outflows of $1,728,000 during the six month period.

In addition, the Company holds current investments, which stand at $1,469,000 at June 30, 1998. The Company does not anticipate capital expenditures in excess of $750,000 over the next twelve months. Much of this expenditure will relate to additional expansion of the Company's maufacturing facility's and the purchase of new equipment required to automate the production of the company's rapid and laboratory based tests.

Until cash flows from operations are sufficient to cover overheads, Trinity will require additional financing and expects to rely on one or more of the following sources for cash:

1. Cash generated from operations.

2. Further sales of listed investments.

3. Financial contributions made by strategic partners.

4. Exercise of warrants and stock options.

5. Issuance of stock in either private or public offerings.

There can be no assurance that financing from the preceding sources will be available at attractive terms or at all. The Company believes success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the market place.


IMPACT OF INFLATION

Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation has a material effect on its operations for the periods presented.

IMPACT OF CURRENCY FLUCTUATION

Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Irish Pound. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Irish Pounds and US Dollars. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

EXCHANGE RATES

Fluctuations in the exchange rate between the Irish pound (as part of the European Monetary System) and the U.S. dollar may affect the Company's earnings, the book value of its assets and shareholders' equity as expressed in Irish pounds and U.S. dollars and consequently may affect the market price for the ADSs.

The following table sets forth certain information with respect to the Noon Buying Rate of Irish pounds in terms of U.S. dollars as reported by the Federal Reserve Bank of New York during the periods indicated.

     PERIOD


                       AVERAGE(1)    HIGH     LOW     END
Fiscal period ended

February 28,
1991                     1.6917     1.8390   1.5493  1.7460
1992                     1.5884     1.7580   1.4585  1.6295
1993                     1.6881     1.9028   1.4407  1.4785
1994                     1.4486     1.5553   1.3550  1.4310
December 31,
1994                     1.5200     1.6150   1.4075  1.5440
1995                     1.6030     1.6575   1.5320  1.6002
1996                     1.6063     1.6920   1.5515  1.6920
1997                     1.5037     1.6927   1.4220  1.4220
June 30,
1998                     1.3815     1.4310   1.3515  1.3930


(1) The average represents the average of the Noon Buying Rates on the last business day of each month during the period. On December 31, 1997 and June 30, 1998 the Noon Buying Rates were $1.4220 = IRL.1 and US$1.xxxx = IRL.1 respectively. For further information regarding the currency translation policies of the Company, see Note 1 of the Notes to the Consolidated Financial Statements.

                              TRINITY BIOTECH PLC

                  UNAUDITED CONSOLIDATED BALANCE SHEET AS AT:



                                              DECEMBER 31, 1997      JUNE 30, 1998
                                                      US$                 US$
                                                       (UNAUDITED)
    ASSETS
    Cash and cash equivalents                      2,827,251           1,098,927
    Short term investments                         1,447,643           1,468,854
    Accounts receivable and prepayments            7,899,177           7,640,959
    Inventories                                    3,663,036           5,441,844
                                                  ----------          ----------
    Total Current Assets                          15,837,107          15,650,584

    Property, plant & equipment, net               5,800,169           7,290,290
    Intangible assets, net                           375,168           1,532,021
    Financial assets                               2,587,257           2,510,840
                                                  ----------          ----------
    TOTAL ASSETS                                  24,599,701          26,983,735
                                                  ==========          ==========


    LIABILITIES & SHAREHOLDERS' EQUITY

    Accounts payable & accrued expenses            8,767,479           8,825,842

    Long term liabilities                          8,727,511           9,332,664

    SHAREHOLDERS' EQUITY
    Called up share capital
      Class 'A' ordinary shares                      315,567             319,872
      Class 'B' ordinary shares                        9,954               9,660
    Share premium account                         35,055,338          35,435,508
    Currency adjustment                             (63,125)             207,475
    Retained deficit                             (5,937,107)          (4,925,062)
    Goodwill reserve                            (22,275,916)         (22,222,224)
                                                ------------         -----------
    Total Liabilities and Shareholders' Equity    24,599,701          26,983,735
                                                ============         ===========



Note: The balance sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See notes to condensed consolidated financial statements.

                              TRINITY BIOTECH PLC
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS



                                                                        Six months ended June 30
                                                                           1997           1998
                                                                            US$            US$
                                                                        (UNAUDITED)     (UNAUDITED)
REVENUES                                                              7,220,863         11,035,720
                                                                     ----------         ----------
COSTS AND EXPENSES
Cost of goods sold                                                   (5,035,918)        (7,377,797)
Selling, general and administrative                                  (1,236,066)        (1,285,194)
Research and development                                              (693,896)         (1,273,489)
Other operating income                                                  195,225                  -
                                                                     ----------         ----------
Operating profit                                                        450,208          1,099,240


Interest and other income                                               117,622             53,508
Interest expense                                                       (97,690)           (148,712)
                                                                     ----------         ----------

Profit before and after taxation                                        470,140          1,004,036


Loss attributable to minority interests                                       -                  -
                                                                     ----------         ----------

Net Profit                                                              470,140          1,004,036
                                                                     ==========         ==========

Net profit per ordinary share                                             0.026              0.041

Weighted average number of ordinary shares outstanding               18,236,398         24,396,962

                              TRINITY BIOTECH PLC
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                        SIX MONTHS ENDED JUNE 30

                                                          1997         1998
                                                           US$          US$
                                                       (UNAUDITED)  (UNAUDITED)
   Net cash flow from operating activities            (1,123,608)       (465,758)

   Investing activities
    Interest receivable                                   94,591          23,206
    Purchase of subsidiary undertaking                (1,460,264)              -
    Purchase of fixed assets                            (238,774)     (1,237,180)
    Sale of investments                                   40,220               -
    Purchase of financial assets                        (348,388)              -
    Purchase of intangible assets                              -      (1,156,853)
                                                      ----------      ----------
                                                      (3,036,223)     (2,836,585)
                                                      ----------      ----------
   Financing activities
    Interest payable                                     (47,280)       (127,419)
    Issue of ordinary shares                             455,788         517,450
    Capital element of loan repayments                  (526,014)       (324,690)
    Loans received                                       458,976         395,030
                                                      ----------      ----------
                                                         341,470         458,881
                                                      ----------      ----------

   Increase (decrease) in cash and cash equivalents   (2,694,753)     (1,728,324)

   Balance at beginning of period                      4,395,034       2,827,251
                                                      ----------      ----------
   Balance at end of period                            1,700,280       1,098,927
                                                      ==========      ==========

                              TRINITY BIOTECH PLC
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited results for the six months to June 30, 1998 and June 30, 1997 have been prepared in accordance with Irish generally accepted accounting principals. The accounting policies and the basis of preparation of these unaudited results is consistent with those used in the Group's Annual Financial Statements.

     The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results for the six months to June 30, 1998 are not necessarily indicative of the results for the full fiscal year.


2.   ANALYSIS OF REVENUE AND OPERATING INCOME

a)   The distribution of revenue by geographical area was as follows:

                                              Six months ended
                                             June 30     June 30
                                                1997        1998
                                                 US$         US$
     U.S.A.                                5,529,407   7,770,410
     Central and South America               491,601     797,217
     Asia                                    230,992     409,530
     Europe                                  460,674   1,479,063
     Africa                                  438,959     514,285
     Ireland                                  69,230      65,215
                                           ---------  ----------
                                           7,220,863  11,035,720
                                           =========  ==========


b) The distribution of operating income by geographical area was as follows:


                                               Six months ended
                                              June 30    June 30
                                                 1997       1998
                                                  US$        US$
     Ireland                                (158,833)  (512,706)
     United States                            609,041  1,611,946
                                            ---------  ---------
     Total operating income                   450,208  1,099,240
                                            =========  =========


 3.  INVENTORIES                              June 30    June 30
                                                 1997       1998
                                                  US$        US$

     Raw materials                          1,358,088  2,995,251
     Work in progress                         979,540  1,242,091
     Finished goods                           608,126  1,204,502
                                            ---------  ---------
                                            2,945,754  5,441,844
                                            =========  =========


     The replacement cost of inventory is not materially different from that stated.

                              TRINITY BIOTECH PLC
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.   DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES

     The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the necessary adjustments are shown in the table set out below;

(1)  Stock Compensation:
     For the purposes of the US GAAP reconciliation the Company has adopted APB 25 in relation to the accounting for the issue of share options to employees. The Company does not intend to change this accounting treatment.

     In contrast to Irish GAAP, US GAAP requires that the grant of share options exercisable at prices per share less than the fair market value of the shares at the time of grant of the options be accounted for as compensation expense to be recognised over the related vesting period.

(2)  Goodwill
     Under Irish GAAP, goodwill may be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted; rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For the purposes of the reconciliation a useful life of 10 years has been adopted for goodwill.


(3)  Recognition of Escrow Income
     Under Irish GAAP, the Company has recognised as revenue amounts due to be released from an Escrow account in 1997. Under US GAAP such amounts are not recognisable until received.

                              TRINITY BIOTECH PLC
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.   DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (CONTINUED)



ESTIMATED CUMULATIVE EFFECT ON                          June 30        June 30
SHAREHOLDERS' EQUITY                                      1997           1998
                                                           US$            US$
Total shareholders' equity before
Minority Interests under Irish GAAP                         9,319,067      8,825,229

Estimated US GAAP adjustments:
Goodwill                                                   13,082,233     17,299,946
Adjustment for amount due from escrow account               (761,578)     (1,250,000)
                                                           ----------     ----------
Estimated shareholders' equity under US GAAP               21,639,722     24,875,175
                                                           ----------     ----------

ESTIMATED EFFECT ON NET PROFIT (LOSS)                       June 30        June 30
                                                              1997           1998
                                                               US$            US$
Profit on ordinary activities after taxation
under Irish GAAP                                            470,140        1,004,036

Estimated US GAAP adjustments:
Goodwill amortisation                                       (823,544)       (910,523)
Compensation expense                                         (84,728)       (174,748)
Adjustment for amount due from escrow account               (253,859)              -
                                                           ----------     ----------
Estimated loss under US GAAP                                (691,991)        (81,235)
                                                           ----------     ----------
Loss per ordinary share                                        (0.04)         (0.003)
                                                           ----------     ----------

Weighted average number of ordinary shares outstanding     18,236,398      24,396,962


5.   CONTINGENT OBLIGATION

During 1995 the Company entered into a licence agreement which provided for the payment of royalties on sales of the Company's pregnancy test. An amount of $78,945 for the six months ended June 30, 1998 , is included in selling, general and administration expenses for the fee. Under US GAAP the royalty would be classified under Cost of Sales.

                                   SIGNATURES




     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORISED.





                                             TRINITY BIOTECH PLC




DATE: August 25, 1998                   BY: /s/ JONATHAN O'CONNELL
                                            ---------------------------
                                                JONATHAN O'CONNELL
                                                CHIEF FINANCIAL OFFICER